Exhibit 8.(j)

RULE 22c-2 AGREEMENT

This Rule 22c-2 Agreement (“Agreement”) is entered into by and between Lord Abbett Distributor LLC (the “Distributor”), on its own behalf and/or on behalf of one or more of the Lord Abbett Family of Funds (the “Funds”), and Protective Life and Annuity Insurance Company (the “Service Provider”), effective as of October 16, 2007. This Agreement constitutes an amendment to each and/or any existing Participation Agreement between the Distributor and/or the Funds and the Service Provider with respect to variable life insurance and/or variable annuity products established by Service Provider (“Contracts”) in connection with which the Service Provider or one of its affiliates transmits orders for Fund shares.

Whereas, Service Provider maintains one or more insurance company separate accounts (each an “Account”) relating to the Contracts; and

Whereas, pursuant to Rule 22c-2 under the Investment Company Act of 1940, the Funds or an appropriate designee on their behalf are required to enter into an agreement with the Service Provider under which the Service Provider is required to provide the Funds, upon request, with certain shareholder and account information and to implement the Funds’ instructions related to their frequent trading policies.

Now, Therefore, in consideration of the premises and mutual covenants hereinafter contained and the Funds’ forbearance from prohibiting further purchases of Fund shares (“Shares”) by or through Service Provider, the parties hereby agree as follows:

1.             The Service Provider agrees to provide to the Funds or their designee the taxpayer identification number (“TIN”), if known, or any or all shareholders underlying an Account and the amount, date, name or other identifier of any investment professional(s) associated with such shareholders (if known), and transaction type (purchase, redemption, transfer, or exchange) of every Shareholder Initiated Translation in Shares held through an Account (the “Information”).

(a)          As used herein, the term “Shareholder-Initiated Transaction” means a transaction that is initiated or directed by a Shareholder that results in a transfer of assets within an Account into or out of a Fund, but does not include transactions that are executed: (i) automatically pursuant to a contractual or systematic program or enrollments such as transfer of assets within a Contract to a Fund as a result of “dollar cost averaging” programs, insurance company approved asset allocation programs, or automatic rebalancing programs; (ii) pursuant to a Contract death benefit; (iii) pursuant to a Contract death benefit as a one-time step-up in Contract value; (iv) to allocate assets to a Fund through a Contract as a result of payments such as loan repayments, scheduled contributions, retirement plan salary reduction contributions, or planned premium payments to the Contract; (v) as pre-arranged transfers at the conclusion of a required free look period; (vi) automatically pursuant to a contractual or systematic program or enrollments such as transfer of assets within a Contract out of a Fund as a result of annuity payouts, loans, systematic withdrawal programs, insurance company approved asset allocation programs and automatic rebalancing programs; (vii) as a result of any deduction or charge or fees under a Contract; (viii) within a Contract out of a Fund as a result of scheduled withdrawals or surrenders from a Contract; or (viii) as a result of payment of a death benefit from a Contract.

(b)        Each Request for Information must set forth a specific period, not to exceed ninety (90) days from the date of the Request, for which the Information is sought. A request may be ongoing and continuous (e.g. for each trading day through the period for which the Information is sought) or for specified periods of time. The Fund may request Information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established or utilized by the Fund for the purpose of eliminating or reducing marketing timing and abusive trading practices.

(c)         In accordance with the preceding paragraph, the Service Provider agrees to transmit the Information that is on its books and records to the Funds or their designee promptly, but in any event not later than ten (10) business days, after receipt of a request for Information or after the last day of a period for which the Information has been requested, unless mutually agreed upon otherwise by the parties. If the Information is not on the Service Provider’s books and records, Service Provider agrees to: (i) use its best efforts to identify any accountholders who are themselves intermediaries, and obtain and forward (or have forwarded) the underlying shareholder identity and transaction information from those indirect intermediaries; and (ii) if directed by the Funds, block further purchases of Shares from such indirect intermediary. For purposes of this paragraph, an “indirect intermediary” has the same meaning as in Rule 22c-2; and

(d)        To the extent practicable, the format for any transaction information provided to the Funds should be consistent with the National Securities Clearing Corporation’s Standardized Data Reporting Format, or if not practicable, in an alternative format mutually agreed upon by the parties.

2.             The Service Provider agrees to implement instructions from the Funds or their designee (“Instructions”) to restrict or prohibit further Shareholder Initiated Transactions in specific accounts or by specific shareholders identified by the Funds or an affiliate as having engaged in transactions that may violate the Funds’ policies regarding short term or excessive trading activity, except that the Service Provider shall not be required to breach any terms of its existing Contracts with Contract owners. The Funds or their designee will include in the Instructions the TIN, if known, and the specific restriction(s) to be implemented. If the TIN is not known, the Instructions must include an equivalent identifying number of the shareholders or other agreed upon information to which the Instructions relate. In addition, the Service Provider agrees:

(a)         To implement Instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the Instructions by the Service Provider; and

(b)        To provide confirmation to the Funds in a mutually agreed upon format that Instructions have been implemented. Service Provider agrees to provide confirmation as soon as is reasonably practicable, but not later than ten (10) business days after the Instructions have been implemented.

In Witness Whereof, the parties hereto have executed and delivered this Agreement as of the date first written below.

LORD ABBETT DISTRIBUTOR LLC
By: Lord, Abbett & Co. LLC,
its Managing Member

By:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel
Dated:	11/3/08

PROTECTIVE LIFE AND ANNUITY INSURANCE COMPANY

By:	/s/ John Sawyer
Name:	John Sawyer
Title:	Vice President and Managing Director
Dated:	11/24/08